

ARIS

W T C

P

2002 Annual Report on Form 10-K

WORKGROUP TECHNOLOGY CORPORATION

LETTER TO THE SHAREHOLDERS

Dear Shareholders:

Fiscal 2002 was a year of cost containment and transition for WTC.

During its prior fiscal year, WTC had invested substantial resources in enhancing and releasing WTC ProductCenter 7, its newest web-enabled, extended enterprise, collaborative product data management (PDM) software solution. At its annual User Group Meeting in October 2000, WTC re-launched this expanded and enhanced WTC ProductCenter 7. During the remainder of fiscal 2001, WTC also expanded its sales and marketing organizations to support future sales of its PDM products.

During fiscal 2002, because of the economic downturn, many of WTC's customers and prospects materially reduced their spending budgets. This had a limiting effect on WTC's ability to generate new revenue. Beginning with its second fiscal quarter, WTC undertook a series of actions that resulted in reduced spending at all levels in the Company. The unfortunate events of September 11, 2001 further heightened the necessity for these expense reductions. As an additional part of these cost reductions, in December of 2001, WTC relocated its corporate offices to a smaller, substantially less expensive facility.

Even as we were implementing these cost reductions, WTC continued to invest heavily in its flagship PDM products, and, in December 2001, WTC released its newest PDM product, WTC ProductCenter 8.

Financial Performance
WTC ended fiscal 2002 with a net loss of $3,439,000, a substantial reduction from the net loss of $4,883,000 for fiscal 2001. Revenue for fiscal 2002 was $7,398,000 compared with $7,411,000 for fiscal 2001.

Outlook
Because WTC is continuing to invest in product enhancements and new products, as well as in selectively expanding its sales and customer support organizations, we anticipate that we will continue to experience operating losses for some period of time. However, we believe that these investments will help position both WTC and WTC ProductCenter 8 as attractive solutions to support our worldwide customer base with web-enabled, extended enterprise, collaborative product data management solutions.

In view of the economic uncertainty mentioned above, WTC has also retained Covington Associates, a Boston, MA based technology investment banking firm, to render financial advisory and investment banking services in connection with WTC's ongoing exploration of its strategic alternatives.

Sincerely,

P. H. Kareiva

Patrick H. Kareiva
President and Chief Executive Officer
June 24, 2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934.**

For the Fiscal Year Ended: March 31, 2002

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934.**

For the transition period from _________ to _________

Commission File Number: 0-27798

Workgroup Technology Corporation

(Exact name of registrant as specified in its charter)

Delaware	**04-3153644**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Burlington Woods Drive, Burlington, MA	**01803**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (781) 270-2600

91 Hartwell Avenue, Lexington, MA 02421
(Former address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value
(Title of class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the voting stock held by nonaffiliates of the registrant as of May 23, 2002 (based on the closing price as quoted by The Nasdaq SmallCap Market as of such date) was approximately $1,100,000.

As of May 23, 2002, 1,841,121 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement relating to the Company's Annual Meeting of Stockholders to be held on July 26, 2002 are incorporated by reference into Part III hereof.

Forward Looking Statements

From time-to-time, information provided by the Company or statements made by its employees, including statements made herein, may contain "forward-looking" information which involve risks and uncertainties. In particular, the statements set forth below under the heading "WTC's Strategy" regarding the Company's objectives to build on its market position, enhance product offerings, and broaden distribution and market awareness are "forward-looking" statements and are based on the assumptions and expectations of the Company's management at the time such statements are made. The Company's actual results may vary significantly from those stated in any forward-looking statements. Important information about the factors that may cause such differences include, but are not limited to, the risks, uncertainties and other information discussed in "Certain Factors That May Affect Future Results" in Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Form 10-K.

PART I

ITEM 1. BUSINESS

General

Founded in 1992, Workgroup Technology Corporation ("WTC" or the "Company") develops, markets and supports collaborative product data management ("PDM") software solutions to help manufacturers optimize product development. The Company's proven family of collaborative PDM solutions, WTC ProductCenter^{TM}, provides product development organizations with document management, design integration, configuration control, change management, bill of materials management and enterprise integration capabilities. This allows engineering organizations to improve design chain communications, innovation, and enterprise-wide product lifecycle efficiencies through flexible access and control of product related information. The WTC ProductCenter solution is web-enabled and extendable across a global enterprise, including customers, partners and the supply chain, and is quickly implemented and customizable. WTC also offers professional services that provide consulting, training and technical support to assist companies with these implementations.

The Company was incorporated in the State of Delaware in May 1992. The Company's principal executive offices are located at One Burlington Woods Drive, Burlington, MA 01803, and its telephone number is (781) 270-2600. References herein to "WTC" and the "Company" include Workgroup Technology Corporation, and its wholly-owned subsidiary, Workgroup Technology GmbH, which was dissolved in February 2002.

Industry Background

Companies today need to develop better products faster, and that means focusing on the earliest stages of the product development lifecycle to enable greater product innovation, with shortened development cycles, which, in turn, can mean faster time-to-market, increased market share, and increased revenue. A focus on these front end optimizations will give companies the competitive edge they need to shorten their product development cycles and time-to-market while improving their product quality and reducing overall product costs.

Globalization of markets, and distributed design and manufacturing functions, are added pressures which further increase the requirement for flexible and proven systems to achieve product lifecycle management improvements. The ever-increasing complexities of managing product information and processes while having the ability to securely provide product information globally to customers, partners and to various levels in the supply chain are forcing companies to re-engineer their management of the product development process.

Effectively managing the product development process imposes significant demands on information systems. Manufacturers create and store product development information in a wide range of disparate applications and systems such as computer-aided design (CAD) systems; computer-aided electronic (CAE) systems; word processing systems; supply chain management systems (SCM); customer relationship management systems (CRM); enterprise resource planning (ERP) systems; and various project management tools. Companies must be able to integrate these islands of information in order for this critical product information to be accessible across the enterprise and processes need to be put in place in order to improve product development efficiencies with systems such as collaborative PDM.

WTC's Products

WTC's product family, WTC ProductCenter™, addresses today's *"better products faster"* challenge by facilitating the management of product design and development information with collaborative PDM.

WTC ProductCenter is a proven enterprise-wide, collaborative PDM solution delivering a unique and powerful combination of document management, design integration, configuration control, change management, bill of materials management and integration capability with other enterprise-wide systems, which helps companies rapidly optimize the product development process. WTC ProductCenter provides for the secure management of product information and allows engineers and the entire design chain to manage, share, modify and track product data and documents throughout the product development lifecycle. WTC ProductCenter supports engineering change management and bill of materials management for automating business processes. WTC ProductCenter's web-based collaboration capabilities allow employees, customers, suppliers, and other globally dispersed team members to securely exchange product information while maintaining a centralized database of critical product data. WTC ProductCenter also enables integration with other business applications, such as ERP, SCM, or CRM, for continuous data exchange across the product lifecycle.

WTC ProductCenter Benefits:

Controlled and Secure Accessibility: Utilizing WTC ProductCenter's secure electronic vault, a company's critical product information is organized, stored and made accessible throughout the enterprise. Access to the information is based on assigned permissions to users, or groups of users, enabling the right information to be accessible to those who need it at the right time.

Enterprise Integration: This flexible Web/Windows/UNIX-based system allows companies to integrate various information systems, tools, and industry products for enterprise wide product development collaboration. WTC ProductCenter provides various types of user access through standard interfaces and toolkits for native or web-based user environments. WTC also provides application-specific integrations with industry applications such as Pro/ENGINEER®, SolidWorks®, Inventor™, AutoCAD® and Mechanical Desktop, FrameMaker®, and Microsoft® Office.

Quick Adaptability: WTC ProductCenter is a flexible, modular system that can be quickly implemented and customized. As a result, WTC ProductCenter can be managed without an overwhelming burden on administrators and it can be tailored to suit the needs of a growing enterprise, reducing the ongoing cost of ownership.

The WTC ProductCenter family of products is a suite of modules that, when combined, offer a unified collaborative product data management software solution. WTC ProductCenter modules may be deployed in various combinations to meet the specific needs of a customer. The following modules comprise the WTC ProductCenter product family:

WTC ProductCenter Components

WTC ProductCenter™ Application Server
The WTC ProductCenter Application Server is the core technology providing the data management business logic required to utilize WTC ProductCenter. The Application Server processes the information requests from the client desktops and coordinates the communication with the Oracle® RDBMS Server and the WTC ProductCenter Vault and Replication Servers.

WTC ProductCenter™ Vault Server
The WTC ProductCenter Vault Server manages the storage of files with a high level of data security. Also, although the Application Server coordinates the communication between the Vault Servers and the clients, once a link is established, the Vault Servers communicate directly with the client applications to optimize the transfer of file information.

WTC ProductCenter™ Replication Server
When a customer needs to support an enterprise or an extended enterprise distributed over local or wide-area networks, WTC ProductCenter Replication Server supports distribution to multiple sites worldwide. The Replication Server reduces network traffic and response time for the distributed teams, particularly for those sharing work on large design projects.

WTC ProductCenter™ Workflow
WTC ProductCenter Workflow is a flexible process management application that allows companies to model the business process for WTC ProductCenter managed information. The primary application for workflow is engineering change management. Work requests are routed to the appropriate individuals and groups, together with the information needed to perform the work. WTC ProductCenter team members have access to the current status of all workflow processes.

WTC ProductCenter™ BOM Editor
WTC ProductCenter BOM Editor enables the management of engineering bills of materials throughout the product lifecycle. The BOM Editor provides an efficient Web-based solution for streamlining the engineering change process for companies. Used together with WTC ProductCenter Workflow, companies have a single solution for managing released product configurations.

WTC ProductCenter™ GenView™
WTC ProductCenter GenView automatically converts documents to viewable files and stores them in WTC ProductCenter. This allows users across the extended enterprise to easily view a file regardless of the application in which the file was originally created.

WTC ProductCenter™ BatchLoader
WTC ProductCenter BatchLoader automates the loading of data into WTC ProductCenter. It is an effective way for users to add legacy data into the WTC ProductCenter system.

WTC ProductCenter™ BatchGetCopy
WTC ProductCenter BatchGetCopy automates the retrieval of files from WTC ProductCenter. Batch-GetCopy is a helpful tool, allowing users to copy a set of files that are required on a recurring basis.

WTC ProductCenter Integrators

WTC ProductCenter™ Pro/ENGINEER® Integrator

WTC ProductCenter Pro/ENGINEER Integrator provides integration with PTC's Pro/ENGINEER family of mechanical design and analysis tools. This integration supports the management of all Pro/ENGINEER files and configurations and automatically extracts and maintains the relationships and attributes which define the Pro/ENGINEER design. By leveraging WTC ProductCenter release management, the Pro/ENGINEER design team is able to easily build and retrieve configurations throughout the product lifecycle.

WTC ProductCenter™ SolidWorks® Integrator

WTC ProductCenter SolidWorks Integrator provides integration with SolidWorks Corporation's SolidWorks solid modeling solution. This integration expands the computer-aided design file management choices by offering the same full functionality of the Pro/ENGINEER Integrator.

WTC ProductCenter™ Inventor™ Integrator

WTC ProductCenter Inventor Integrator provides integration with Autodesk's Inventor design environment. This integration expands the computer-aided design file management choices by offering the same full functionality of the Pro/ENGINEER Integrator.

WTC ProductCenter™ AutoCAD® Integrator

WTC ProductCenter AutoCAD Integrator provides integration with Autodesk's AutoCAD and Mechanical Desktop design environments. This integration expands the computer-aided design file management choices by offering similar functionality to that of the Pro/ENGINEER Integrator.

WTC ProductCenter™ FrameMaker® Integrator

WTC ProductCenter FrameMaker Integrator allows access to WTC ProductCenter functions from within Adobe's FrameMaker publishing environment. Users can automatically generate, add, and associate PDF viewables on add and check-in and use FrameMaker variables to fill in WTC ProductCenter attributes.

WTC ProductCenter™ Microsoft® Office Integrator

WTC ProductCenter Microsoft Office Integrator allows access to WTC ProductCenter functions from within Microsoft's Word and Excel applications. Users can populate WTC ProductCenter attributes from document properties and perform searches on custom or common attributes.

WTC ProductCenter Toolkits

WTC ProductCenter™ C/C++ Toolkit

Through its WTC ProductCenter C/C++ Toolkit, WTC ProductCenter allows users to build C/C++ applications and customize their environment by automating tasks such as viewable generations, batch loading of product information, automating workflow processes, or integrating other enterprise information systems such as ERP.

WTC ProductCenter™ Perl Toolkit

WTC ProductCenter Perl Toolkit module expands the programmatic interface choices by offering the same full-featured functionality of the C/C++ Toolkit through the Perl programming language.

WTC ProductCenter WebLink™ Toolkit

WTC ProductCenter WebLink Toolkit allows companies to produce HTML-based web applications for accessing information managed within WTC ProductCenter. WebLink Toolkit allows customers to create web-based clients, which can be tailored for particular users or groups of users. Simplified clients can be created utilizing familiar browser interfaces which mask the complexity of the underlying data management system. The WebLink Toolkit enables organizations to replace inefficient paper-based systems for distributing product development information from the engineering department to other users of the information within and outside of the company.

WTC ProductCenter client products are supported on Microsoft Windows NT, 2000, and XP, Sun Solaris, and HP-UX operating systems. Supported client browsers include Netscape and Microsoft's Internet Explorer. WTC ProductCenter server products are supported on Microsoft's Windows 2000, Windows NT, Sun Solaris, and HP-UX operating systems. WTC ProductCenter's web server component supports iPlanet, Microsoft Internet Information Server, and Apache Web Server. WTC ProductCenter also supports Oracle 8.

WTC's Services

WTC offers a complete line of technical support, consulting and training services. These services are an important component of the total solution the Company provides to its customers. System administrator training is provided to customers to prepare them for successful implementation of WTC ProductCenter. Implementation and business consulting services are offered to those customers who request assistance in installing software, designing databases, organizing data and modeling development processes. The Company also provides maintenance support services, exclusively to all customers on a fully paid up maintenance support services agreement, which includes access to WTC technical support and maintenance software releases. Also included in the Company's software maintenance service is access to the customer support Web portal, myPDM.net, which provides on-demand online access to product, service, and support information.

WTC's Strategy

WTC's strategy is to continue to build on its position in the product data management market with its PDM products. The Company intends to achieve this goal by providing customers with pragmatic, adaptable solutions that can be put into production quickly to meet customers' product development needs.

In line with this strategy, during fiscal 2002, the Company continued to enhance the functionality of its core PDM technology with upgraded product releases, additional applications and related products developed both internally and in conjunction with other technology partners.

During fiscal 2000, the Company discontinued its knowledge-based program management solution, WTC OpCenter, which was first released in fiscal 1999. The Company's focus since then has been redirected to its original core PDM business.

Customers

WTC's products are used by thousands of users at hundreds of customer sites worldwide and have been implemented across a range of industries including aerospace and defense, automotive, consumer goods, electronics, medical products, and telecommunications. WTC customers include corporations such as ABB, Inc; Baker Oil Tools; Eaton Corporation; FlightSafety International; General Electric Company; Goodrich Turbine Fuel Technologies; Honeywell; Millipore Corporation; Siemens Energy & Automation, Inc.; U.S. Army; and Whirlpool Corporation.

Sales and Marketing

The Company's sales organization is organized as a single group, which also includes support for value-added resellers ("VARs"). This group consists of regional sales representatives, pre-sales application engineers, and inside sales representatives, and is focused on meeting the needs of, and expanding the Company's opportunities within, its existing customer base, as well as with new customers.

The Company utilizes VARs to complement its direct sales force. These VARs have vertical market expertise and are predominantly focused on providing product development solutions to new and existing customers. As of March 31, 2002, the Company had two VARs, both of whom were located in the United States of America.

To support the sales process, the Company conducts marketing programs that include trade shows, web seminars and other customer communications programs, often via its Web site located at www.workgroup.com. The Company sponsors customer advisory boards as a source of feedback about its customers' requirements.

The Company does not believe that its revenue is materially impacted by seasonality.

As of March 31, 2002, the Company's sales and marketing organization consisted of 12 employees located in the Company's headquarters in Burlington, Massachusetts and in locations throughout the United States.

Customer Support and Consulting

The Company's customers utilize WTC ProductCenter in mission-critical applications on which the success of the organization may depend. Therefore, a high level of customer service, training and technical support is critical. The Company's customer support organization provides support through telephone, the worldwide web, electronic mail and fax communications. The Company's consulting and training organization offers both on-site and remote consulting and training services, at a fee, to customers seeking assistance in the implementation, use and expansion of the Company's products. As of March 31, 2002, the Company's customer support, training and consulting organization consisted of 11 employees.

Product Development

Since its inception, the Company has made substantial investments in research and development. The Company believes its future success depends in part upon its ability to enhance its existing products and to develop and introduce products that address technological developments in the marketplace and the increasingly sophisticated needs of its customers.

While the Company expects that certain of its new products will be developed internally, the Company may, based upon timing and cost considerations, acquire technology and/or products from third parties. Additionally, the Company has a partners program which provides the Company's customers with various third-party developed applications that are complementary to the Company's products.

As of March 31, 2002, the Company's product development staff consisted of 25 employees. The Company's total expense for research and development in fiscal 2002, 2001 and 2000 was $3.4 million, $4.1 million and $5.5 million, respectively.

Competition

The PDM and product development markets are intensely competitive and are subject to rapid change. Many of WTC's competitors no longer define their products as PDM, but have instead adopted the term of Product Life Cycle Management ("PLM"). The Company's competitors offer a variety of products and services to address these markets. The Company's WTC ProductCenter family of products currently encounters direct competition from a number of public and privately-held companies. In addition, the possible entrance of new competitors may intensify competition in these markets. Vendors of relational database management systems and enterprise resource planning systems, among others, may compete with the Company in the future. Many of the Company's current and possible future competitors have significantly greater financial, technical, marketing and other resources than the Company, and many have well established relationships with current and potential customers of the Company. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share. The Company also expects that competition will increase as a result of software industry consolidations. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially adversely affect the Company's business, operating results and financial condition.

The Company believes that the principal competitive factors affecting its market include product features and functionality, such as flexibility, scalability, ease of integration, ease of implementation, ease of use, quality, and performance; price and total cost of ownership; customer service and support; company reputation and financial viability; and effectiveness of sales and marketing efforts. There can be no assurance that the Company will be able to maintain a competitive position against current and potential competitors.

Proprietary Rights

The Company primarily relies upon a combination of copyright, trademark and trade secret laws, nondisclosure agreements and license agreements to establish and protect proprietary rights in its products. The Company currently holds a patent on certain technology contained in its now-discontinued WTC OpCenter product. The source code for the Company's products is protected both as a trade secret and as an unpublished copyrighted work. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. The software development industry is characterized by rapid technological change. Therefore, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are more important to establishing and maintaining a technology leadership position than the various legal protections of its technology. The Company is not aware that any of its products infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company or its licensors with respect to current or future products. The Company expects that software product developers will increasingly be subject to such claims as the number of products and competitors in the Company's market segment grows and the functionality of products in different market segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or might require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company.

WTC, the WTC logo, ProductCenter, myPDM, GenView and WebLink are trademarks or registered trademarks of the Company in the U.S. and/or other countries. All other brands, logos, products or company names are the copyrights and/or trademarks of their respective owners.

Employees

As of March 31, 2002, the Company employed 57 persons, including 25 product development personnel, 10 sales personnel, 11 customer support, training and consulting personnel, 9 finance and administration personnel and 2 marketing personnel. None of the Company's employees is represented by a collective bargaining arrangement, and the Company has experienced no work stoppages. The Company considers its relations with its employees to be good.

The Company's future success depends in large part on the ability to continue to motivate and retain highly qualified employees, including management personnel, and to attract and retain additional qualified personnel, including sales, product development and operations staff. Many of the companies with which the Company competes for qualified personnel have substantially greater financial and other resources than the Company. Furthermore, competition for qualified personnel can be expected to increase when the US economy starts to recover and when competition in the Company's industry increases. There can be no assurance that the Company will be able to recruit, retain and motivate a sufficient number of qualified personnel to compete successfully. The loss of any of the Company's senior management personnel or any material failure to recruit, retain and motivate a sufficient number of qualified personnel could have a material adverse effect on the Company.

ITEM 2. PROPERTIES

The Company relocated its headquarters in December 2001 to approximately 14,000 square feet of office space in Burlington, Massachusetts. This facility accommodates research, marketing, sales, customer support and corporate administration. The lease on this facility expires in December 2004. The Company believes that its existing facilities are adequate for its current needs and that, if necessary, alternate facilities are available for lease to meet its future needs.

ITEM 3. LEGAL PROCEEDINGS

The Company is not a party to any litigation that it believes would have a material adverse impact on its business, financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the year ended March 31, 2002, no matters were submitted to a vote of security holders of the Company through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SECURITY HOLDER MATTERS

The Company's Common Stock trades on the Nasdaq SmallCap Market under the symbol "WKGP". On December 21, 2000, the Company effected a one-for-four reverse stock split of the Company's Common Stock. All references to the number of common and per common share amounts have been restated to give retroactive effect to the stock split for all periods presented. On May 23, 2002, the closing price of the Company's Common Stock was $1.21 per share. As of May 23, 2002, there were approximately 70 holders of record of the Company's Common Stock and at least 1,000 beneficial holders, based on information obtained from the Company's transfer agent.

The following table sets forth quarterly high and low prices of the Common Stock for the indicated fiscal periods:

	Fiscal 2002		Fiscal 2001	
	High	Low	High	Low
First Quarter	$ 1.34	$ 0.94	$ 8.38	$ 2.25
Second Quarter	1.19	0.25	3.38	1.00
Third Quarter	0.78	0.27	2.50	0.81
Fourth Quarter	1.65	0.67	2.31	0.84

The Company has never paid cash dividends on its Common Stock and currently intends to retain earnings, if any, for use in its business. Any future declaration and payment of dividends will be subject to applicable law and the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and other factors deemed relevant by the Company's Board of Directors. The Company does not anticipate paying any cash dividends in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA

The following table summarizes certain selected consolidated financial data, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and related notes included elsewhere herein.

Five Year Summary of Selected Financial Data

	Fiscal Year Ended March 31,				
	2002	2001	2000	1999	1998
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenue	$ 7,398	$ 7,411	$ 7,703	$ 8,631	$ 7,638
Gross profit	3,966	4,204	4,059	5,069	4,465
Operating expenses	7,534	9,644	14,565	15,311	14,248
Loss from operations	(3,568)	(5,440)	(10,506)	(10,242)	(9,783)
Net loss	(3,439)	(4,883)	(9,619)	(8,936)	(8,075)
Basic and diluted net loss per common share	$ (1.87)	$ (2.52)	$ (4.80)	$ (4.28)	$ (3.93)
Weighted average basic and diluted shares outstanding	1,842	1,941	2,003	2,090	2,057

	March 31,				
	2002	2001	2000	1999	1998
	(in thousands)				
Balance Sheet Data:					
Working capital	$ 1,260	$ 4,052	$ 9,707	$ 18,789	$ 28,442
Total assets	4,373	8,782	14,074	25,397	35,075
Total stockholders' equity	$ 1,693	$ 5,136	$ 10,403	$ 20,114	$ 30,039

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the financial statements and related notes thereto.

Results of Operations

The following table sets forth for the periods indicated, certain consolidated financial data as a percentage of total revenue:

	Percentage of Total Revenue		
	Fiscal Year Ended March 31,		
	2002	2001	2000
Revenue:			
Software licenses	18.1 %	19.5 %	25.4 %
Maintenance and services	81.9	80.5	74.6
Total revenue	100.0	100.0	100.0
Gross profit	53.6	56.7	52.7
Operating expenses:			
Selling and marketing	34.5	42.9	74.5
Research and development	46.5	55.4	71.7
General and administrative	20.8	31.8	26.0
Restructuring	0	0	16.9
Total operating expenses	101.8	130.1	189.1
Loss from operations	(48.2)%	(73.4)%	(136.4)%

Fiscal 2002 Compared to Fiscal 2001

Revenue. The Company's revenue consists of license fees for its WTC ProductCenter software products and fees for professional services and software maintenance. The Company had total revenue of $7,398,000 in fiscal 2002 as compared to total revenue of $7,411,000 in fiscal 2001, a decrease of $13,000.

Software license revenue decreased 7% in fiscal 2002 to $1,338,000 from $1,445,000 in fiscal 2001. This revenue decrease resulted primarily from a decline in the sales of the Application Server product into the Company's existing customer base, partially offset by sales of license upgrades and an increase in license sales to new customers.

Maintenance and services revenue increased slightly in fiscal 2002 to $6,060,000 from $5,966,000 in fiscal 2001. This increase resulted primarily from higher maintenance revenue, partially offset by a decrease in revenue from consulting and training services.

Cost of Revenue and Gross Profit. The Company's cost of software license revenue consists primarily of royalties payable to third parties upon the license of products as well as costs associated with media, packaging, documentation and delivery of the Company's products. Gross profit associated with software license revenue for fiscal 2002 was $1,088,000 or 81% of software license revenue versus $1,150,000 or 80% of software license revenue in fiscal 2001.

Cost of maintenance and services revenue consists primarily of personnel and related costs for the Company's customer support and professional services organizations. The Company's gross profit on maintenance and services revenue decreased to $2,878,000 in fiscal 2002 from $3,054,000 in fiscal 2001. As a percentage of maintenance and services revenue, gross profit decreased to 47% in fiscal year 2002 from 51% in fiscal year 2001. This decrease in gross profit is due primarily to a higher utilization of existing engineering resources for maintenance support, partially offset by reducing employee salaries and a favorable mix of maintenance revenue, which is a significant contributor to margin, as compared to service revenue.

Selling and Marketing. The Company's products are distributed worldwide through its direct sales organization as well as its strategic partners, which include resellers and OEMs. Selling and marketing expenses decreased 20% in fiscal 2002 to $2,558,000 from $3,179,000 in fiscal 2001. This decrease is primarily the result of lower employee related expenses in the sales organization mainly due to reducing employee salaries and commissions, and reduced marketing-related activities. As a result of this expense decrease, selling and marketing expenses as a percentage of revenue, decreased to 35% in fiscal 2002 from 43% in fiscal 2001.

Research and Development. Research and development expenses decreased 16% in fiscal 2002 to $3,439,000 from $4,106,000 in fiscal 2001. The decrease in fiscal 2002 resulted primarily from lower employee and independent contractor related expenses in the development organization partly due to converting higher paid independent contractors to less expensive employees, reducing employee salaries and eliminating employee bonuses. Also, factoring in this decrease is the higher utilization of existing engineering resources for maintenance support included in cost of maintenance and services. As a result of this expense decrease, research and development expenses as a percentage of revenue, decreased to 46% in fiscal 2002 from 55% in fiscal 2001.

General and Administrative. In fiscal 2002, general and administrative expenses decreased 35% to $1,537,000 from $2,359,000 in fiscal 2001. This decrease resulted primarily from lower employee related expenses mainly due to a reduction in head count, reducing employee salaries and eliminating employee bonuses, partially offset by expenses of approximately $163,000 associated with the Company's relocation to its new corporate headquarters in Burlington, Massachusetts in the quarter ended December 31, 2001. As a percentage of revenue, general and administrative expenses decreased to 21% in fiscal 2002 from 32% in fiscal 2001.

Interest Income. Interest income consists primarily of interest earned on cash and cash equivalents. As a result of lower average cash and cash equivalent balances during fiscal 2002, interest income decreased 77% to $129,000 in fiscal 2002 from $557,000 in fiscal 2001.

Fiscal 2001 Compared to Fiscal 2000

Revenue. The Company's revenue consists of license fees for its WTC ProductCenter and WTC OpCenter software products and fees for professional services and software maintenance. The Company had total revenue of $7,411,000 in fiscal 2001 as compared to total revenue of $7,703,000 in fiscal 2000, a decrease of $292,000 or 3.8%.

Software license revenue decreased 26.0% in fiscal 2001 to $1,445,000 from $1,954,000 in fiscal 2000. This revenue decrease resulted primarily from a decline in the sales of the Application Server, Weblink Toolkit and Oracle products into the Company's existing customer base.

Maintenance and services revenue increased 3.8% in fiscal 2001 to $5,966,000 from $5,749,000 in fiscal 2000. This increase resulted primarily from higher maintenance revenue as a result of an increase in the customer maintenance base and to a lesser extent, an increase in revenue from consulting and training services.

Cost of Revenue and Gross Profit. The Company's cost of software license revenue consists primarily of royalties payable to third parties upon the license of products as well as costs associated with media, packaging, documentation and delivery of the Company's products. Gross profit associated with software license revenue for fiscal 2001 was $1,150,000 or 79.6% of software license revenue versus $1,396,000 or 71.4% of software license revenue in fiscal 2000. This decrease in gross profit is primarily the result of lower software license revenue in fiscal 2001. In addition, gross profit was negatively affected by the write-off of prepaid royalties of $288,000, related to the WTC OpCenter product line in fiscal 2000.

Cost of maintenance and services revenue consists primarily of personnel and related costs for the Company's customer support and professional services organizations. The Company's gross profit on maintenance and services revenue increased to $3,054,000 in fiscal 2001 from $2,663,000 in fiscal 2000. As a percentage of maintenance and services revenue, the gross margin increased to 51.2% in fiscal year 2001 from 46.3% in fiscal year 2000. This increase in gross profit is due primarily to a favorable mix of maintenance revenue, which is a significant contributor to margin, as compared to service revenue, for fiscal 2001 and a reduction in employee-related costs in the consulting organization, due to the discontinuance of the WTC OpCenter product line during fiscal 2000.

Selling and Marketing. Selling and marketing expenses decreased 44.6% in fiscal 2001 to $3,179,000 from $5,736,000 in fiscal 2000. This decrease is primarily the result of reduced headcount and related expenses in the sales and marketing organizations, due to the discontinuance of WTC OpCenter product line in fiscal 2000. Sales and marketing expenses related to the WTC OpCenter product line were approximately $2,469,000 in fiscal 2000.

Research and Development. Research and development expenses decreased 25.6% in fiscal 2001 to $4,106,000 from $5,520,000 in fiscal 2000. The decrease in fiscal 2001 resulted primarily from reduced headcount and related expenses, due to the discontinuance of WTC OpCenter product line in fiscal 2000. Research and development expenses related to the WTC OpCenter product line were approximately $1,812,000 in fiscal 2000. As a result of this expense decrease and the lower revenue level of the Company, research and development expenses as a percentage of revenue was 55.4% in fiscal 2001 versus 71.7% in fiscal 2000.

General and Administrative. In fiscal 2001, general and administrative expenses increased 17.6% to $2,359,000 from $2,006,000 in fiscal 2000. The increase in general and administrative expenses in fiscal 2001 as compared to fiscal 2000 is due to higher employee related and professional advisor costs. As a percentage of revenue, general and administrative expenses increased to 31.8% in fiscal 2001 from 26.0% in fiscal 2000.

Restructuring. Restructuring expenses were $1,303,000 for the fiscal year ended March 31, 2000. These costs are associated with the discontinuance of the WTC OpCenter product line and the resulting restructuring of the Company which occurred in the third quarter of fiscal 2000. These charges included severance costs, costs related to discontinuing the WTC OpCenter product line, asset disposition and write-down costs, and other restructuring costs. There were no restructuring expenses in fiscal 2001. All amounts incurred under the restructuring were paid by the end of fiscal 2001.

Interest and Other Income. Interest and other income consists primarily of interest earned on cash and cash equivalents. As a result of lower average cash and cash equivalent balances during fiscal 2001, interest and other income decreased 37.2% to $557,000 in fiscal 2001 from $887,000 in fiscal 2000.

Liquidity, Capital Resources and Market Risks

Cash and cash equivalents at March 31, 2002 decreased $3,758,000 to $3,261,000 from $7,019,000 at March 31, 2001. This decrease resulted primarily from the Company's net loss that occurred in fiscal 2002. Cash used for operating activities in fiscal 2002 was $3,734,000 and $20,000 was used for capital expenditures. Working capital decreased $2,792,000 to $1,260,000 at March 31, 2002 from $4,052,000 at March 31, 2001.

In October 1998, May 1999 and May 2000, the Board of Directors authorized the repurchase, at management's discretion, of up to 125,000, 62,500 and 250,000 shares, respectively, of the Company's outstanding common stock, to be purchased from time-to-time on the open market at prevailing prices. At March 31, 2002, the Company had repurchased approximately 333,000 of the 437,500 shares authorized. Subsequent to March 31, 2002 and as of May 23, 2002, no additional shares have been repurchased.

The Company has generated continued losses from operations which has reduced its cash balances. At March 31, 2002, the Company had cash and cash equivalent balances totaling $3,261,000 and working capital of $1,260,000, each of which represent significantly lower liquidity than in the prior year. Management has taken actions in fiscal 2002 to reduce its operating and capital expenditure requirements and believes that cash and cash equivalent balances at March 31, 2002 are sufficient to meet its operating and capital expenditure requirements over the next year. Management has the intent and ability to further reduce expenditures commensurate with the level of sales expected over the next year to maintain liquidity through March 31, 2003.

The Company has contractual payment obligations due under its non-cancelable operating lease for its corporate headquarters as follows: $822,000 in total; $299 due in fiscal 2003; $299 due in fiscal 2004; and $224 due in fiscal 2005.

During fiscal 2002, the Company did not own any derivative financial instruments. The Company holds no investment securities nor has it issued any debt obligations which would require disclosure of market risk. Currently, the Company does not engage in foreign currency hedging activities.

To date, neither foreign currency exposure nor inflation has had a material impact on the Company's financial results.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

The Company's standard end user license agreement for the Company's products provides for an initial fee to use the product in perpetuity up to a maximum number of users. For multiple element arrangements, total fees are allocated to each of the elements based on vendor specific objective evidence of fair value. Fees from licenses are recognized as revenue upon contract execution, provided all shipment obligations have been met, fees are fixed or determinable, and collection is probable. The Company does not provide for a right for return at time of sale. Payments received in advance for services, development or product are initially recorded as deferred revenue. Revenue from training and consulting is recognized as the services are performed. Maintenance and support revenue is recognized ratably over the contract term, typically one year.

Should the Company experience delays from collections from customers or no longer be able to demonstrate vendor specific objective evidence of fair value for its products or services, delays in revenue recognition may result which would have a negative impact on cash flow or results of operations. Any shortfall in revenue or delay in recognizing revenue could cause the Company's operating results to vary significantly from quarter to quarter and could result in future operating losses.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." This Statement requires all business combinations to be accounted for using the purchase method of accounting and redefines goodwill and other intangibles that should be recognized separate from goodwill. SFAS 141 is effective for all business combinations initiated after June 30, 2001.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." This Statement requires that goodwill and other intangibles with an indefinite useful life not be amortized, but be tested for impairment at least annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, for new business combinations that occur after June 30, 2001, SFAS 142 is effective for those transactions. The Company does not expect that the provisions of SFAS 142 will have a material impact on its consolidated financial position, its consolidated results of operations or its consolidated cash flows.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, or normal use of the asset. As used in this Statement, a legal obligation results from existing law, statute, ordinance, written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect that the provisions of SFAS 143 will have a material impact on its consolidated financial position, its consolidated results of operations or its consolidated cash flows.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect that the provisions of SFAS 144 will have a material impact on its consolidated financial position, its consolidated results of operations or its consolidated cash flows.

Certain Factors That May Affect Future Results

The Company does not provide forecasts of its future financial performance. However, from time-to-time information provided by the Company or statements made by its employees may contain "forward-looking" information that involves risks and uncertainties. In particular, statements contained in filings with the Securities and Exchange Commission (including this Form 10-K), press releases and oral statements which are not historical facts constitute forward-looking statements and are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results of operations and financial condition have varied and may in the future vary significantly from those stated in any forward-looking statements and there can be no assurance that the results set forth in those statements will be achieved.

On August 31, 2001, the Company received notice from The Nasdaq Stock Market, Inc. that it was subject to possible delisting by The Nasdaq SmallCap Market on November 29, 2001 unless, anytime before November 29, 2001, the bid price of the Company's common stock was at least $1.00 for a minimum of ten (10) consecutive trading days. On September 27, 2001, The Nasdaq Stock Market announced that it had suspended the minimum bid and public float requirements for continued listing on Nasdaq until January 2, 2002. Under the temporary relief provided by the new rules, companies were not cited for bid price or market value of public float deficiencies. Companies that were under review for deficiencies or in the hearings process were taken out of the process with respect to the bid price or market value of public float requirements. On October 10, 2001, the Company received notice that the possible delisting matter referenced in Nasdaq's notice dated August 31, 2001 was closed. There can be no assurance that the Company's common stock will remain listed on The Nasdaq SmallCap Market. Delisting of the common stock could have an adverse effect on the market price of, and the efficiency of the trading market for, the Company's common stock. Also, if in the future the Company determines that it needs to seek additional equity capital, it could have an adverse effect on its ability to raise capital in the public equity markets.

The Company's future results are subject to substantial risks and uncertainties. Because the Company derives a substantial portion of its revenue from software license fees, the Company's quarterly and annual operating results are sensitive to the size, timing and shipment of individual orders, customer order deferrals in anticipation of new products or the lengthening of the sales cycle either generally or with respect to individual customers. In addition, the Company's growth is dependent on achieving broader market acceptance of its products, the growth of the product data management market and the ability of the Company to introduce enhancements and additional integrations to its products in a timely manner to meet the evolving needs of its customers. The Company also relies on certain intellectual property protections to preserve its intellectual property rights. Any invalidation of the Company's intellectual property rights or lengthy and expensive defense of those rights could have a material adverse effect on the Company. The segment of the software industry in which the Company is engaged is extremely competitive. Certain current and potential competitors of the Company are more established and benefit from greater market recognition and have substantially greater financial, development and marketing resources than the Company.

The Company's quarterly and annual operating results are impacted by a variety of factors that could materially adversely affect revenues and profitability, including the timing and shipment of enhancements to the Company's products and changes or anticipated changes in economic conditions. Because the Company's operating expenses are relatively fixed, an unanticipated shortfall in revenue in a quarter may have an adverse impact on the Company's results of operations for that quarter. As a result of the foregoing and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect its business, financial condition and stock price.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements and supplementary data are included herein and are indexed under Item 14 (a) (1) - (2).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters in the last two years.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item may be found under the sections captioned "Election of Director", "Occupations of Directors and Executive Officers" and "Section 16 Reporting" in the Company's Proxy Statement (the "2002 Proxy Statement") for the Company's Annual Meeting of Stockholders to be held on July 26, 2002, and is incorporated herein by reference. The 2002 Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's year ended March 31, 2002.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item may be found under the section captioned "Compensation and Other Information Concerning Directors and Officers" in the 2002 Proxy Statement, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item may be found under the section captioned "Management and Principal Holders of Voting Securities" in the 2002 Proxy Statement, and is incorporated herein by reference.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	453,400	$4.52	433,882
Equity compensation plans not approved by security holders	0	0	0
Total	453,400	$4.52	433,882

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) *Financial Statements.*

The following financial statements are filed as part of this report:

(a)(2) *Financial Statement Schedules:*

All schedules for which provisions made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Workgroup Technology Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Workgroup Technology Corporation and its subsidiary at March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Boston, Massachusetts
April 18, 2002

WORKGROUP TECHNOLOGY CORPORATION
CONSOLIDATED BALANCE SHEETS
March 31, 2002 and 2001
(dollars in thousands)

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,261	$ 7,019
Accounts receivable (net of allowance of $0 in 2002 and $50 in 2001)	567	556
Prepaid expenses and other current assets	112	123
Total current assets	3,940	7,698
Property and equipment, net	433	1,084
Total assets	$ 4,373	$ 8,782
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 278	$ 756
Accrued expenses	256	592
Accrued royalties	54	51
Deferred revenue	2,092	2,247
Total current liabilities	2,680	3,646
Commitments (Note G)		
Stockholders' equity:		
Preferred stock, $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding at March 31, 2002 and 2001	-	-
Common stock, $.01 par value; 30,000,000 shares authorized; 2,173,825 and 2,173,825 shares issued at March 31, 2002 and 2001, respectively	22	22
Additional paid-in capital	44,479	44,479
Treasury stock, at cost; 332,704 shares at March 31, 2002 and 329,204 shares at March 31, 2001	(1,757)	(1,753)
Accumulated deficit	(41,051)	(37,612)
Total stockholders' equity	1,693	5,136
Total liabilities and stockholders' equity	$ 4,373	$ 8,782

The accompanying notes are an integral part of the consolidated financial statements.

WORKGROUP TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
for the fiscal years ended March 31, 2002, 2001 and 2000
(in thousands, except per share data)

	2002	2001	2000
Revenue:			
Software licenses	$ 1,338	$ 1,445	$ 1,954
Maintenance and services	6,060	5,966	5,749
Total revenue	7,398	7,411	7,703
Cost of revenue:			
Cost of software licenses	250	295	558
Cost of maintenance and services	3,182	2,912	3,086
Total cost of revenue	3,432	3,207	3,644
Gross profit	3,966	4,204	4,059
Operating expenses:			
Selling and marketing	2,558	3,179	5,736
Research and development	3,439	4,106	5,520
General and administrative	1,537	2,359	2,006
Restructuring	-	-	1,303
Total operating expenses	7,534	9,644	14,565
Loss from operations	(3,568)	(5,440)	(10,506)
Interest and other income	129	557	887
Net loss	$ (3,439)	$(4,883)	$(9,619)
Basic and diluted net loss per common share	$ (1.87)	$ (2.52)	$ (4.80)
Weighted average basic and diluted shares outstanding	1,842	1,941	2,003

The accompanying notes are an integral part of the consolidated financial statements.

WORKGROUP TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
for the years ended March 31, 2002, 2001 and 2000
(in thousands)

	Common Stock		Treasury Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Comprehensive	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Loss	Equity
Balance at March 31, 1999	2,128	$ 21	(122)	$ (1,155)	$ 44,389	$ (23,110)	$ (31)		$ 20,114
Sale of stock under stock plans	40	1			82				83
Repurchase of common stock			(28)	(206)					(206)
Comprehensive loss:									
Net loss						(9,619)		$ (9,619)	(9,619)
Foreign currency translation adjustment							$ 31		31
Comprehensive loss								(9,619)	
Balance at March 31, 2000	2,168	22	(150)	(1,361)	44,471	(32,729)	-		10,403
Sale of stock under stock plans	6				8				8
Repurchase of common stock			(179)	(392)					(392)
Comprehensive loss:									
Net loss						(4,883)		(4,883)	(4,883)
Comprehensive loss								$(4,883)	
Balance at March 31, 2001	2,174	22	(329)	(1,753)	44,479	(37,612)	-		5,136
Repurchase of common stock			(4)	(4)					(4)
Comprehensive loss:									
Net loss						(3,439)		(3,439)	(3,439)
Comprehensive loss								$(3,439)	
Balance at March 31, 2002	2,174	$ 22	(333)	$ (1,757)	$ 44,479	$ (41,051)	-		$ 1,693

The accompanying notes are an integral part of the consolidated financial statements.

WORKGROUP TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the fiscal years ended March 31, 2002, 2001 and 2000
(in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net loss	$ (3,439)	$ (4,883)	$ (9,619)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	653	609	791
Provision for doubtful accounts	(50)	(10)	(4)
Loss on disposal of assets	18	22	278
Changes in operating assets and liabilities:			
Accounts receivable	39	217	1,076
Prepaid expenses and other current assets	11	86	(16)
Other assets	-	-	1
Accounts payable	(478)	703	(540)
Accrued expenses	(336)	(480)	(768)
Accrued royalties	3	1	(291)
Deferred revenue	(155)	(249)	(13)
Net cash used in operating activities	(3,734)	(3,984)	(9,105)
Cash flows from investing activities:			
Purchases of property and equipment	(20)	(1,019)	(447)
Cash flows from financing activities:			
Proceeds from issuance of common stock	-	8	83
Payments for common stock repurchases	(4)	(392)	(206)
Net cash used in financing activities	(4)	(384)	(123)
Effect of exchange rate changes on cash	-	-	31
Net decrease in cash and cash equivalents	(3,758)	(5,387)	(9,644)
Cash and cash equivalents, beginning of year	7,019	12,406	22,050
Cash and cash equivalents, end of year	$ 3,261	$ 7,019	$ 12,406
Supplemental cash flow information:			
Interest paid	$ -	$ 2	$ 3

The accompanying notes are an integral part of the consolidated financial statements.

A. Nature of the Business

Workgroup Technology Corporation (the "Company"), incorporated on May 11, 1992, provides collaborative product data management solutions through its WTC ProductCenter family of products. The Company's products and services provide document management, design integration, configuration management, change management, bill of materials management and enterprise integration to optimize product development.

The Company has generated continued losses from operations which has reduced its cash balances. At March 31, 2002, the Company had cash and cash equivalent balances totaling $3,261,000 and working capital of $1,260,000, each of which represent significantly lower liquidity than in the prior year. Management has taken actions in fiscal 2002 to reduce its operating and capital expenditure requirements and believes that cash and cash equivalent balances at March 31, 2002 are sufficient to meet its operating and capital expenditure requirements over the next year. Management has the intent and ability to further reduce expenditures commensurate with the level of sales expected over the next year to maintain liquidity through March 31, 2003.

B. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated. Workgroup Technology GmbH, a wholly-owned subsidiary of the Company, distributed all its assets and liabilities in complete liquidation in fiscal 2002.

Certain reclassifications have been made to prior years' financial statements to conform to classifications used in the current year.

Revenue Recognition

The Company's standard end user license agreement for the Company's products provides for an initial fee to use the product in perpetuity up to a maximum number of users. For multiple element arrangements, total fees are allocated to each of the elements based on vendor specific objective evidence of fair value. Fees from licenses are recognized as revenue upon contract execution, provided all shipment obligations have been met, fees are fixed or determinable, and collection is probable. The Company does not provide for a right for return at time of sale. Payments received in advance for services, development or product are initially recorded as deferred revenue. Revenue from training and consulting is recognized as the services are performed. Maintenance and support revenue is recognized ratably over the contract term, typically one year.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiary's were the local currency. Assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date and income and expense items are translated at the average rates for the period. The effect of such translations are included in net earnings for the years ended March 31, 2002, 2001 and 2000. Transaction gains and losses from foreign currency transactions have not been material to date.

Cash Equivalents

Cash equivalents consist of commercial paper and money market mutual funds with original maturities at acquisition of three months or less and are carried at cost plus accrued interest which approximates market value.

The Company has approximately $115,000 of restricted cash included in the March 31, 2002 cash balance, which serves as collateral for miscellaneous matters and a letter of credit obtained in fiscal year 2002 related to the Company's property lease. Included in the March 31, 2001 cash balance, the Company had approximately $155,000 of restricted cash, which served as collateral for a letter of credit obtained in fiscal year 1997 related to the Company's prior property lease.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided under the straight-line method based upon the following estimated useful lives:

Asset Classification	Estimated Useful Life
Computer software	2 or 3 years
Furniture and fixtures	3 years
Equipment	2 or 3 years
Leasehold improvements and equipment under capital leases	Estimated useful life of the asset or term of the lease, whichever is shorter

Major replacements of, or improvements to, property and equipment are capitalized. Minor replacements, repairs and maintenance are charged to expense as incurred. Upon retirement or sale, the cost of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in operations.

Research and Development Costs
Research and development costs are charged to operations as incurred. The Company capitalizes eligible software costs incurred after technological feasibility of the product has been established. The Company believes it has achieved technological feasibility when the working model has been established, which is typically demonstrated by beta shipment. Qualifying capitalized costs for the years ended March 31, 2002, 2001 and 2000 have been immaterial and, therefore, the Company has not capitalized such costs.

Royalty Expense
Royalty expense with respect to sales of product under royalty agreements is recorded as cost when the revenue is recognized.

Income Taxes
The Company uses the asset and liability approach in its method of accounting for income taxes which requires the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. A valuation allowance against deferred tax assets is recorded if, based upon weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Basic and Diluted Net Loss Per Common Share
The Company's basic net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding and diluted net loss per common share is based on the same computation and includes dilutive potential common shares. Potential common shares include shares issuable upon the exercise of stock options or warrants, net of shares assumed to have been purchased by the Company with the related proceeds. Potential common shares, which consisted only of stock options, were antidilutive for fiscal years 2002, 2001 and 2000 and therefore the basic and diluted net loss per common share were the same for those periods.

The following table sets forth for the periods indicated, the options to purchase shares of the Company's common stock:
(in thousands, except per share amounts)

	March 31,		
	2002	2001	2000
Number of shares	453	496	139
Weighted average exercise price	$4.52	$5.01	$12.50

Comprehensive Income
The Company follows Statement of Financial Accounting Standard ("SFAS") No. 130 "Reporting Comprehensive Income", which requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The Company has presented accumulated other comprehensive loss and comprehensive loss on the Consolidated Statements of Stockholders' Equity in accordance with this standard.

Risks and Uncertainties
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

The Company invests its cash primarily in commercial paper and money market mutual funds with a large commercial bank. The Company has not experienced any losses to date on its invested cash.

The Company sells its product to a wide variety of customers in a variety of industries. The Company performs ongoing credit evaluations of its customers but does not require collateral or other security to support customer receivables. The Company believes that credit losses, if any, will not be material. The Company did not record write-offs of accounts receivable in fiscal 2002 and recorded write-offs of $1,000 and $144,000 in fiscal years 2001 and 2000, respectively.

C. Property and Equipment

Property and equipment consisted of the following:
(in thousands)

	March 31,	
	2002	2001
Computer software	$ 424	$ 424
Furniture and fixtures	-	128
Equipment	1,390	1,744
Leasehold improvements	-	166
	1,814	2,462
Less accumulated depreciation and amortization	(1,381)	(1,378)
	$ 433	$ 1,084

D. Stockholders' Equity

Common Stock Split
On December 21, 2000, the Company effected a one-for-four reverse stock split of the Company's Common Stock. All references to the number of common and per common share amounts have been restated to give retroactive effect to the stock split for all periods presented.

Preferred Stock

The Board of Directors was authorized upon the closing of the Initial Public Offering, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time-to-time up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of such series.

Treasury Stock

In October 1998, May 1999 and May 2000, the Board of Directors authorized the repurchase, at management's discretion, of up to 125,000, 62,500 and 250,000 shares, respectively, of the Company's outstanding common stock, to be purchased from time-to-time on the open market at prevailing prices. The Company's repurchases of shares of common stock are recorded as Treasury Stock and result in a reduction of Stockholders' Equity. At March 31, 2002, the Company had repurchased 332,704 of the 437,500 shares authorized.

Stock Option Plans

The 1992 and 1996 Stock Option Plans provide for the granting of incentive stock options to employees to purchase common stock at not less than the fair market value per share of common stock on the date of the grant. The Plans also provide for the granting of nonqualified stock options, stock awards and purchase rights to employees, consultants, directors and officers of the Company. The options generally become exercisable ratably over four or five years from the date of grant and expire ten years from the date of grant. In January 1996, the Board of Directors terminated the granting of options under the 1992 Plan. The 1996 Plan provides for the granting of options to purchase a maximum of 750,000 shares of Common Stock of the Company to eligible employees. At March 31, 2002, 335,210 shares were available for grant under the 1996 Plan.

The Company's Amended and Restated 1996 Non-Employee Director Stock Option Plan (the "Director Option Plan") provides for the granting of options to purchase a maximum of 75,000 shares of Common Stock of the Company to non-employee directors. Under the Director Option Plan, each non-employee director elected or appointed on or after June 1, 2001 shall receive an option to purchase 12,000 shares of the Company's Common Stock upon the later of (i) the date on which the stockholders of the Company approve the amendment and restates the Director Option Plan or (ii) the date such person is first elected to the Board. Each person who is a member of the Board who is a Non-Employee Director on the date upon which his most recently granted option to purchase shares of Common Stock becomes fully vested shall be automatically granted on each such date an option to purchase 12,000 shares of the Common Stock. All options granted under the Director Option Plan vest in twelve equal quarterly installments beginning three months from the date of grant. All options granted under the Director Option Plan will have an exercise price equal to the fair market value of the Common Stock on the date of grant. The term of each option will be for a period of ten years from the date of grant. At March 31, 2002, 39,000 shares were available for grant under the Director Option Plan.

The following is a summary of the Company's stock option plans as of March 31, 2000, 2001 and 2002 and changes during the years ending on those dates:

(in thousands, except per share amounts)

	Number of Shares	Weighted Average Exercise Price
Options outstanding at March 31, 1999	499	$14.60
Granted	107	5.96
Exercised	(32)	1.40
Canceled	(435)	14.12
Options outstanding at March 31, 2000	139	12.50
Granted	487	3.87
Exercised	(3)	0.86
Canceled	(127)	8.94
Options outstanding at March 31, 2001	496	5.01
Granted	53	1.05
Canceled	(96)	5.11
Options outstanding at March 31, 2002	453	$ 4.52

	Number of Shares	Weighted Average Exercise Price
Price range $0.34 - $2.00 (remaining contractual life of 8.8 years)		
Outstanding	110	$ 1.27
Exercisable	23	1.40
Price range $2.13 - $3.75 (remaining contractual life of 8.2 years)		
Outstanding	58	2.46
Exercisable	26	2.45
Price range $4.25 - $5.88 (remaining contractual life of 7.8 years)		
Outstanding	237	4.92
Exercisable	150	4.92

Price range $6.25 - $16.00		
(remaining contractual life of 6.3 years)		
Outstanding	35	9.90
Exercisable	26	10.67
Price range $16.50 - $25.50		
(remaining contractual life of 5.3 years)		
Outstanding	13	19.45
Exercisable	13	19.45
Options exercisable, March 31		
2000	62	$16.25
2001	119	7.96
2002	238	5.74

SFAS No. 123 "Accounting for Stock-Based Compensation" requires that companies either recognize compensation expense for grants of stock, stock options and other equity instruments based on fair value or provide a pro forma basis disclosure of net income (loss) and earnings (loss) per share which reflects such compensation expense in the notes to the financial statements. The Company adopted the disclosure provisions of SFAS No. 123 in fiscal year 1997 and has continued to apply APB Opinion 25 and related Interpretations in accounting for its plans. The Company did not recognize any compensation cost for its Stock Option Plans and Employee Stock Purchase Plan, as described below, in fiscal years 2002, 2001 and 2000. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's loss and loss per share would have been on a pro forma basis:
(in thousands, except per share amounts)

	2002	2001	2000
Net loss			
As reported	$ (3,439)	$ (4,883)	$ (9,619)
Pro forma	$ (3,857)	$ (5,837)	$(10,362)
Net loss per share			
As reported	$ (1.87)	$ (2.52)	$ (4.80)
Pro forma	$ (2.09)	$ (3.01)	$ (5.17)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2002	2001	2000
Expected volatility	128.92%	111.96%	97.74%
Risk-free interest rates	3.8%	5.0%	6.1%
Dividend rate	0%	0%	0%
Expected life	5 years	5 years	5 years

The weighted-average fair value of options granted during fiscal year 2002, 2001 and 2000 is estimated as $0.91, $2.76 and $4.56, respectively.

Employee Stock Purchase Plan

The 1996 Employee Stock Purchase Plan provides for the issuance of up to 87,500 shares of Common Stock to eligible employees. The shares are issuable at the lesser of 85% of the average market price on the first or last business day of each semiannual period. At March 31, 2002, 59,672 shares were available for grant under the Employee Stock Purchase Plan.

The following is a summary of shares issued under this plan:
(in thousands, except per share amounts)

	2002	2001	2000
Shares	0	2,750	7,812
Weighted average fair value	$ 0.00	$ 0.75	$ 1.92

E. Benefit Plan

The Company maintains the Workgroup Technology Corporation 401(k) Plan (the "401(k) Plan") for all eligible employees which provides for matching employer contributions determined annually by the Board of Directors. There have been no matching employer contributions made to the 401(k) Plan as of March 31, 2002.

F. Income Taxes

In fiscal years 2002, 2001 and 2000, no provision for taxes was reflected in the Consolidated Statements of Operations since the Company was in a loss position.

Deferred income taxes represent the tax effects of transactions which are reported in different periods for financial and tax reporting purposes.

The components of deferred tax assets and liabilities are as follows:
(in thousands)

	March 31, 2002	March 31, 2001
Deferred tax assets:		
Net operating loss carryforwards	$ 16,072	$ 14,447
Research & development credit carryforwards	2,052	1,797
Depreciation & amortization	(3)	150
Vacation accrual	11	17
Other	0	20
Rent	0	12
Gross deferred tax assets	18,132	16,443
Valuation allowance	(18,132)	(16,443)
Net deferred tax assets	$ -	$ -

At March 31, 2002, the Company has available net operating loss carryforwards of approximately $39,909,000 which it may use to offset future federal taxable income. The net operating loss carryforwards, if not utilized, will begin to expire in 2008 for federal purposes and 2003 for state tax purposes. The utilization of the net operating loss and credit carryforwards for income tax purposes may be restricted due to limitations which arise because of a change of ownership. The Company also has available research and development credits of $1,313,000 and $1,054,000 for federal and state purposes, respectively. The research and development credits, if not utilized, will expire from 2008 through 2017. Due to the uncertainty of the realization of deferred tax assets, a full valuation allowance has been recorded.

G. Commitments

Lease Commitments

The Company relocated to its new corporate headquarters in Burlington, MA in December 2001 and leases the facility it occupies under a noncancelable operating lease agreement which expires December 31, 2004. Total rent expense for the years ended March 31, 2002, 2001 and 2000 was $615,000, $688,000 and $718,000, respectively. The future minimum payments under such commitment as of March 31, 2002 is as follows:

(in thousands)

Fiscal Year	Future Minimum Payments
2003	$ 299
2004	299
2005	224
Total	$ 822

H. Segment Information

The Company operates in one segment. Export sales for the years ended March 31, 2002, 2001 and 2000 were approximately $286,000, $254,000 and $90,000, respectively.

I. Restructuring

Restructuring expenses were $1,303,000 for the fiscal year ended March 31, 2000. These costs are associated with the discontinuance of the WTC OpCenter product line and the resulting restructuring of the Company which occurred in the third quarter of fiscal 2000. These charges included severance costs, costs related to discontinuing the WTC OpCenter product line, asset disposition and write-down costs, and other restructuring costs. All amounts incurred under the restructuring were paid by the end of fiscal 2001.

WORKGROUP TECHNOLOGY CORPORATION
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Fiscal Quarter Ended			
	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002
	(in thousands, except per share data)			
Statement of Operations Data:				
Revenue	$ 1,761	$ 1,870	$ 1,983	$ 1,784
Gross profit	668	980	1,212	1,106
Operating expenses	2,230	1,997	1,752	1,555
Loss from operations	(1,562)	(1,017)	(540)	(449)
Net loss	(1,500)	(988)	(511)	(440)
Basic and diluted net loss per common share	$ (0.81)	$ (0.54)	$ (0.28)	$ (0.24)
Weighted average basic and diluted shares outstanding	1,843	1,841	1,841	1,841

	Fiscal Quarter Ended			
	June 30, 2000	September 30, 2000	December 31, 2000	March 31, 2001
	(in thousands, except per share data)			
Statement of Operations Data:				
Revenue	$ 1,764	$ 1,846	$ 1,790	$ 2,011
Gross profit	1,116	1,199	940	949
Operating expenses	2,342	2,385	2,618	2,299
Loss from operations	(1,226)	(1,186)	(1,678)	(1,350)
Net loss	(1,063)	(1,021)	(1,538)	(1,261)
Basic and diluted net loss per common share	$ (0.53)	$ (0.52)	$ (0.80)	$ (0.68)
Weighted average basic and diluted shares outstanding	2,014	1,973	1,915	1,864

(a)(3) *List of Exhibits.*

The following exhibits are filed as part of and incorporated by reference into, this Annual Report on Form 10-K:

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000 and incorporated herein by reference)
3.2	Amended and Restated By-Laws of the Company (filed herewith)
4.1	Specimen certificate representing the Common Stock (filed herewith)
10.1	1992 Stock Plan (filed herewith)
10.2	1996 Stock Plan (filed herewith)
10.3	1996 Employee Stock Purchase Plan (filed herewith)
10.4	Amended and Restated 1996 Non-Employee Director Stock Option Plan (filed as Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000 and incorporated herein by reference)
10.5	Form of Non-Competition Agreement between the Company, its executive officers and employees (filed herewith)
10.6	Form of Severance Agreement between the Company and certain executive officers (filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1999 and incorporated herein by reference)
10.7	Employment Agreement between the Company and Patrick H. Kareiva (filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001 and incorporated herein by reference)
10.8	Master Lease Agreement between the Company and Burlington Woods Office Trust No. 1 dated November 21, 2001 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001 and incorporated herein by reference)
10.9	Amendment No. 1 to Employment Agreement between the Company and Patrick H. Kareiva effective as of December 31, 2001 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001 and incorporated herein by reference)
23.1	Consent of Independent Accountants (PricewaterhouseCoopers LLP) (filed herewith)
24.1	Power of Attorney (see page 19)

(b) *Reports On Form 8-K.*

There were no reports on Form 8-K filed by the Company for the quarter ended March 31, 2002.

(c) *Exhibits.*

The Company hereby files as part of this Annual Report on Form 10-K the exhibits listed in Item 14(a)(3) set forth above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORKGROUP TECHNOLOGY CORPORATION

Date: May 31, 2002

By: /s/ Patrick H. Kareiva
Patrick H. Kareiva
President, Chief Executive Officer, Chief Financial Officer, Director, Treasurer and Secretary

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned officer and directors of Workgroup Technology Corporation, hereby severally constitute and appoint Patrick H. Kareiva our true and lawful attorney, with the power to sign for us and in our names in the capacities indicated below, any amendments to this Report on Form 10-K, and generally to do all things in our names and on our behalf in such capacities to enable Workgroup Technology Corporation to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all the requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, in the capacities indicated, on the 31st day of May, 2002.

Signature	Title(s)
/s/ Patrick H. Kareiva Patrick H. Kareiva	President, Chief Executive Officer, Chief Financial Officer, Director, Chairman of the Board, Treasurer and Secretary (Principal Executive Officer)
/s/ Douglas A. Catalano Douglas A. Catalano	Director
/s/ James M. McConnell James M. McConnell	Director
/s/ Frederick H. Phillips Frederick H. Phillips	Director

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CORPORATE DIRECTORY

Board of Directors

Patrick H. Kareiva
Chairman
PRESIDENT, CHIEF EXECUTIVE OFFICER,
CHIEF FINANCIAL OFFICER, TREASURER
AND SECRETARY
WORKGROUP TECHNOLOGY CORPORATION

Douglas A. Catalano
PRESIDENT, CHIEF EXECUTIVE OFFICER
AND DIRECTOR
GRANITAR INCORPORATED

James M. McConnell
RETIRED PRESIDENT, CHIEF EXECUTIVE OFFICER
AND DIRECTOR
INSTRON CORPORATION

Frederick H. Phillips
CHIEF FINANCIAL OFFICER
SPOTFIRE HOLDINGS, INC.

Corporate Officers

Patrick H. Kareiva
President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

Corporate Legal Counsel

Testa, Hurwitz & Thibeault, LLP
Boston, Massachusetts

Independent Accountants

PricewaterhouseCoopers LLP
Boston, Massachusetts

Shareholder Information

Annual Meeting

The Annual Meeting of Stockholders will be held on Friday, July 26th, 2002, at 10:00 a.m. at the offices of Testa, Hurwitz & Thibeault, LLP, 125 High Street, High Street Tower, Boston, Massachusetts

Stock Transfer Agent and Registrar

Shareholder information, stock certificate name changes and/or transfers should be directed to the Transfer Agent and Registrar at:

American Stock Transfer & Trust Company
59 Maiden Lane, New York, NY 10038
Tel: (212) 936-5100 or (800) 937-5449
E-mail: info@amstock.com
Web: www.amstockcom

Nasdaq Stock Symbol: WKGP

Contact: *Tel:* (781) 270-2620
E-mail: investor@workgroup.com

W T C

WORKGROUP TECHNOLOGY CORPORATION
One Burlington Woods Drive • Burlington, MA 01803-4503 • USA • *Tel:* (781) 270-2600 • *Web:* www.workgroup.com

1501-AR-02